Exhibit 4.41

LETTER OF ENGAGEMENT

Singapore’s leading fitness provider, Ufit, wishes to engage wellteq Pte Ltd to deliver wellness engagement services to 4,000 employees of one of their clients UBS Singapore. For a term of 36 months, commencing 1 February 2021, wellteq are delivering their wellness platform which will include up to 4 group engagement programs per year, client admin dashboard and minor customisation as detailed in the Services.

Parties

(1)	WellteQ Pte Ltd (Company Number 201327837R) of 90 Eu Tong Sen Street, #03-02B, Singapore 059811 (“Company” or “WellteQ”)

and,

(2)	“Client” whose details are

Company Name	UFIT PERFORMANCE PTE LTD
Company ID / Organization Number	201837451N
Address	21CLUB STREET
City	SINGAPORE
Zip/Post Code	069410
Country	SINGAPORE

and,

(3) “Customer” who is UBS Bank Singapore

1. Service

WellteQ is a technology company, their Service specializes in digital corporate wellness programs and data analytics. WellteQ offers a suite of wellness engagement programs configurable to each client’s preferences and delivered through proprietary technology systems. To participate, users connect main brand wearables or activate their smartphone activity tracker with their mobile application and participate in gamified and themed health improvement programs. On a daily basis users engage with their newsfeed to implement personalised tools and tips via their digital wellness coach or access wellbeing content to improve their health literacy. Users data is captured throughout the program, analyzed and displayed in de-identified, aggregate dashboards for client administrators. Deeper advanced data analytics can be made available to investigate how wellbeing data can surface business insights.

UFit wishes to engage WellteQ Services to provide their Customers 4,000 employees in Singapore. WellteQ will deliver 36 months access to the wellness platform including up to 4 group engagement programs per year and a client admin dashboard. WellteQ is including complimentary click-to-call function and will be governed by Schedule 1 and Schedule 3 (the Services).

The Services will commence for the Client from the Agreed start date on lst February 2021. Where permitted, some WellteQ communication materials, reporting and platform interface can be adjusted within set parameters. Customization requests outside these parameters will incur additional alteration fees outlined below.

www.wellteq.co
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Pricing

The following is a price list for the Services to at least 4,000 UBS employees in Singapore. Prices are quoted in Singapore Dollars (SGD) and exclude any applicable taxes, duties or tariffs.

Service	Description	Unit	Total per annum

SETUP (one off)

Configuration	● Logo in-app ● Full launch and release material including internal comms templates and marketing collateral ● Configuration of EAR number or gym phone number into click-to-call function	1	$999

ANNUAL

SaaS User	● 12-month subscription (smartphone app and technical user support) ● Unlimited usage for at least 4,000 employees ● 4x group engagement programs (of your choice) ● Digital health coach ● Personalised content news feed ● Healthy habits - self set up 7 day challenges to compete with colleagues across sleep, steps, stairs or active minutes ● Health Risk Assessment (HRA)	$1.50/user/month	$72,000
Corporate Admin Portal	● 12 months subscription (24/7 browser access) ● Event scheduling, user messaging, baseline engagement stats ● One user access license ● Gold account management support (fortnightly cadence calls)	$200/month	$2,400

Annual Total	$75,399

Design and development work outside the agreed scope above incurs additional fees of SGD $120/hr or otherwise arranged, Any and all confirmed works cancelled without a minimum of 23 days’ notice shall be billed at the full agreed rate. Delays to commencement of greater than 90 days attract a change fee to the value of 10% of year one invoices.

www.wellteq.co
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2. Payment terms

Payment Currency is Singapore dollars (SGD) and excludes GST, Payment terms are 28 days from date of invoice and be transferred into WellteQ’ s nominated bank account. Any transaction fees are the responsibility of the Client. Any objection regarding the invoice must be put forward within 10 days from the date of invoice.

Annual SaaS costs quarterly in advance.

3. Intellectual Property Rights

WellteQ retain without limitation all intellectual property rights, title and interest in and to all aspects of the Service. All data created by running the program remains the property of WellteQ.

For the purposes of this Clause 3, “Intellectual Property Rights” includes without limitation any patent, copyright, design right, trademark, service mark, trade dress, trade name, goodwill, geographical indication, integrated circuit layout-design right, know-how, confidential information, trade secret, technology research, development or planning and any application (whether pending, in process or issued) for any of the foregoing, and any other industrial, intellectual property or protected right similar to the foregoing (whether registered, registrable or unregistered) in any country and in any form, media or technology now known or later to be developed.

Nothing in this agreement may be construed as granting or conferring on you any proprietary rights, licences or other rights in any Background IP provided by either Party other than the rights expressly granted under this agreement.

Neither Party is permitted to, or attempt to reproduce, decompile, disassemble, reverse engineer, copy, modify or use any of the other Party’s Intellectual Property including but not limited to content, material, trademarks, logos, domain names or other distinctive brand identifiers, features, layout or appearance, computer software, source code, trade secrets or working papers of either Party or their supplying Partners.

4. Privacy and Confidentiality

All Client information is held and administered according to WellteQ’s privacy policy listed in full on our website, please refer to the website http://wellteq.co/privacy-policy/ - for the current version of this policy

During the course of business, confidential information regarding each Party will be known to the other Party. The Parties agree that such information must not be shared with any third party unless written confirmation from the other Party is obtained.

WellteQ acknowledges that in connection with delivering WellteQ Services to the Client, WellteQ employees may receive or come in contact with, or have some administrative control over sensitive, confidential or proprietary information concerning the business of the Client and its customers and vendors. Confidential information includes, but is not limited to information about employees, lists of current and potential customers, financial information, Human Resources information, business processes or contracts. WellteQ, its agents and employees will not use or disclose confidential information except for the purpose of performing the services for the Client according to this Agreement. Wellteq, its agents and employees shall take reasonable administrative measures, to prevent the use or disclosure of any Confidential Information.

All WellteQ employees are bound by the confidentiality stated in this Agreement.

www.wellteq.co
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6. Notices

All Notices required or permitted under this Agreement shall be in writing and shall be deemed delivered when delivered in person or delivered by express mail services or e-mail on the date of sending the letter or e-mail. The parties agree that future Notices and Adjustments to this Agreement will be handled by:

The Client represented by:

Simon Porter, Head of Corporate Wellness, UFit

simon@ufit.com.sg. T: +65 8224 3799

wellteQ represented by:

Scott Montgomery, CEO, WellteQ

scott.wellteq.co. T: +65 8456 3858

This Agreement has been agreed and executed by authorized representatives.

WellteQ Pte Ltd		Client

Date:	01/21/2021	Date:	01/21/2021

/s/ Scott Montgomery		/s/ Simon Porter
Scott Montgomery, CEO		Simon Porter, Head of Corporate Wellness